February 17, 2015

M. Hughes Bates
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Structured Finance
Washington, DC 20549

Re:	Wells Fargo Commercial Mortgage Trust 2012-LC5 Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 31, 2014 File Nos. 333-172366-04

Dear Mr. Bates:

Further to the voicemail I left you today, I would like to confirm that we are diligently working on a response to your letter dated February 2, 2015.  We anticipate providing you with a response no later than Tuesday, March 3, 2015.

Please do not hesitate to contact me if you have any additional questions or concerns.

Very truly yours,

/s/ David S. Burkholder

David S. Burkholder

David S. Burkholder       Tel 704-348-5309        Fax +1 704 348 5200      david.burkholder@cwt.com